Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH REPORTS SOLID FIRST QUARTER RESULTS AND PROVIDES UPDATE ON LINDBERGH THERMAL PROJECT

(Calgary, May 12, 2014) - Pengrowth Energy Corporation today released its financial and operating results for the three month period ended March 31, 2014.

During the first quarter, Pengrowth generated strong production, strong funds flow from operations and continued to provide shareholders with a stable dividend. First quarter 2014 funds flow from operations of approximately $140 million ($0.27 per share) increased 32 percent compared to the fourth quarter 2013, while production in the quarter averaged 75,102 barrels of oil equivalent per day (boe/d). Progress continued at the Lindbergh thermal project, where all of the major equipment arrived on site during the quarter and two of the three well pads have been drilled.

Lindbergh’s two well pair pilot continues to show exceptional results. Combined production from the pilot averaged 1,780 barrels per day (bbl/d) of bitumen during the quarter with an average Instantaneous Steam Oil Ratio (ISOR) of 2.1. Cumulative production from the pilot reached approximately 1.2 million barrels as at March 31, 2014.

Pengrowth has updated cost and schedule estimates for the Lindbergh project. 75 percent of planned capital costs have been incurred to date and Lindbergh remains on time for first steam in the fourth quarter of 2014 and first production in early 2015. Estimates for the total cost of the 12,500 bbl/d first commercial phase of the project have risen approximately seven percent from previous estimates of $590 million to a current estimate of $630 million as the project nears completion.

Pengrowth’s non-thermal business continues to focus on oil and liquids development, primarily in the Cardium formation in the greater Olds/Garrington area, where Pengrowth drilled 28 (15.2 net) wells during the quarter. Initial results indicate that the wells from the Cardium program continue to perform above Pengrowth’s type curve expectations. Pengrowth also drilled an additional 18 (14.4 net) wells in other oil and liquids-rich plays, including the Elkton, Ellerslie and Mannville formations at Garrington and the Glauconite formation at Jenner. The strong results from the non-thermal drilling activity have resulted in stable liquids production quarter over quarter and increased the company’s oil and liquids weighting to 55 percent of total production.

“Pengrowth had a strong quarter, with production and funds flow from operations exceeding budget and guidance. We are delighted with the results of our non-thermal winter drilling program, the continued progress we have made on building the Lindbergh commercial facilities and operating the Lindbergh pilot, where performance continues to exceed expectations,” said Derek Evans, President and Chief Executive Officer of Pengrowth. “We look forward to the successful completion of the Lindbergh commercial project and the expected significant cash flow growth starting in 2015.”

Highlights:

•
Production for the quarter averaged 75,102 boe/d, primarily driven by strong oil production from wells targeting the Cardium formation in the Greater Olds/Garrington area. Pengrowth is on track to achieve its full year guidance of 71,000 to 73,000 boe/d.

•
Funds flow from operations for the quarter was approximately $140 million ($0.27 per share). The company expects to fund its planned 2014 capital spending and dividend with funds flow from operations and available cash on hand.

•
Pengrowth has updated its internal estimates of reserves at Lindbergh, which suggest it may be able to reclassify a significant portion of contingent resources to total proved and total proved plus probable (2P) reserves (in the range of 70 to 90 million bbls 2P) at Lindbergh.  This reclassification would be primarily the result of additional delineation drilling which took place earlier this year and the larger development area associated with the Environmental Impact Assessment application that Pengrowth submitted in December 2013 to expand the thermal project to 30,000 bbl/d. Pengrowth has engaged GLJ Petroleum Consultants Ltd. to provide an independent Lindbergh reserves and contingent resource update prior to Pengrowth’s Annual General Meeting on June 24, 2014.

•
Lindbergh pilot performance continued to show strong results, with combined production from the two well pairs averaging 1,780 bbl/d during the quarter. The average ISOR for the pilot in the quarter was 2.1.

•
Approximately 75 percent of budgeted capital for Lindbergh’s first commercial phase has been spent or committed as of April 30, 2014.  All major equipment is on site and in place. Capital costs for the first commercial phase are now expected to be approximately $630 million, an increase of about seven percent from previous estimates. The project remains on track for first steam in the fourth quarter of 2014 and first production in the first quarter of 2015.

•
Total capital expenditures in the quarter were approximately $234 million, with 92 percent spent on drilling, completions and facilities. In the quarter Pengrowth drilled 46 (29.6 net) non-thermal wells and 54 (54 net) thermal wells at Lindbergh.

•	Continued financial strength, with approximately $315 million of cash on hand as at March 31, 2014 and an undrawn $1.0 billion credit facility.

Pengrowth continues its transition to becoming a sustainable energy producer with a low decline rate, an attractive dividend and significant free cash flow. Sustainability implies balancing cash inflows and outflows, generating meaningful growth in cash flow per share and significantly shifting production toward oil and liquids over the next few years. Lindbergh will play an integral part in helping Pengrowth achieve sustainability by providing a source of low decline, low sustaining capital production with strong cash flows.

Summary of Financial & Operating Results

	Three months ended
(monetary amounts in millions)	Mar 31, 2014	Dec 31, 2013	% Change	Mar 31, 2013	% Change
PRODUCTION
Average daily production (boe/d)	75,102	77,371	(3)	89,702	(16)
FINANCIAL
Funds flow from operations (1)	$139.5	$105.9	32	$147.5	(5)
Funds flow from operations per share	$0.27	$0.20	35	$0.29	(7)
Oil and gas sales including realized commodity risk management (1)	$386.9	$328.0	18	$390.9	(1)
Oil and gas sales including realized commodity risk management per boe	$57.24	$46.08	24	$48.42	18
Operating expense	$104.0	$109.2	(5)	$117.9	(12)
Operating expense per boe	$15.39	$15.34	—	$14.60	5
Royalty expense	$73.7	$62.8	17	$67.0	10
Royalty expense per boe	$10.90	$8.82	24	$8.30	31
Royalty expense as a percent of sales	17.2%	18.3%		17.0%
Operating netback per boe (1)	$29.71	$20.82	43	$24.79	20
Cash G&A expense (1)	$23.1	$21.7	6	$23.9	(3)
Cash G&A expense per boe	$3.42	$3.05	12	$2.96	16
Capital expenditures	$233.7	$239.7	(3)	$166.0	41
Capital expenditures per share	$0.45	$0.46	(2)	$0.32	41
Net cash acquisitions (dispositions)	$2.6	$(29.2)	(109)	$(315.7)	(101)
Net cash acquisitions (dispositions) per share	$—	$(0.06)	(100)	$(0.61)	(100)
Dividends paid	$62.7	$62.4	—	$61.5	2
Dividends paid per share	$0.12	$0.12	—	$0.12	—
Number of shares outstanding at period end (000's)	526,153	522,031	1	515,370	2
Weighted average number of shares outstanding (000's)	523,400	520,910	—	513,359	2
STATEMENT OF LOSS
Adjusted net loss (1)	$(2.8)	$(37.3)	(92)	$(1.1)	155
Net loss	$(116.2)	$(91.1)	28	$(65.1)	78
Net loss per share	$(0.22)	$(0.17)	29	$(0.13)	69
CASH AND CASH EQUIVALENTS	$314.9	$448.5	(30)	$94.7	233
DEBT (2)
Long term debt	$1,467.9	$1,412.7	4	$1,392.1	5
Convertible debentures	$235.8	$236.0	—	$236.8	—
Total debt excluding working capital	$1,703.7	$1,648.7	3	$1,628.9	5
Total debt including working capital	$1,757.3	$1,469.4	20	$1,748.3	1
CONTRIBUTION BASED ON OPERATING NETBACKS (1)
Light oil	44%	51%		65%
Heavy oil	18%	17%		8%
Natural gas liquids	13%	20%		12%
Natural gas	25%	12%		15%

(1)              See disclosures at end of release for definition of additional GAAP and Non-GAAP Financial Measures.
(2)              Debt includes the current and long term portions.

Production

First quarter 2014 average daily production of 75,102 boe/d represented a decline of three percent compared to the fourth quarter of 2013. While oil and liquids production during the quarter remained stable from the fourth quarter of 2013, production declines resulted from lower natural gas production due to limited capital investment in gas properties. Pengrowth’s 2014 capital program is expected to generate full-year average production of between 71,000 and 73,000 boe/d, within the company’s original range of guidance.

Development Capital

First quarter 2014 capital expenditures were approximately $234 million, following the strategy of selecting and executing projects that maximize cash flow and provide the highest rates of return, while continuing to invest in the first commercial phase of the Lindbergh thermal project. Pengrowth invested approximately 92 percent of the first quarter 2014 capital expenditures in drilling, completions and facilities, with the remaining eight percent spent on maintenance, land, seismic and other capital.

Pengrowth invested $127 million (54 percent) of the total first quarter  2014 capital expenditures in the Lindbergh commercial project including the drilling of 54 wells (7 horizontal producers, 7 horizontal injectors, 39 delineation/core holes, and 1 observation well).

Pengrowth also participated in the drilling of 46 (29.6 net) non-thermal wells in other areas.

Operations

Lindbergh

Lindbergh is Pengrowth’s 100 percent owned and operated thermal project, located in the Cold Lake area of eastern Alberta. The project offers Pengrowth the potential to develop annual production of up to 50,000 bbl/d of bitumen within the next five years. Lindbergh’s expected strong netbacks, low decline rates, long reserve life and low sustaining capital requirements are expected to be the foundation of Pengrowth’s sustainable total return model, supporting future growth in cash flow per share and an attractive dividend.

During the first quarter 2014, civil and mechanical field construction continued for the first 12,500 bbl/d commercial phase and is progressing as planned. All major equipment has been set into place. As buildings have been constructed, mechanical, electrical and instrument crews are completing final tie-ins. To date, Pengrowth has drilled 15 well pairs. Drilling of the second of three well-pads is now complete and drilling on the third well pad has commenced. Operations at the pilot project continued to show strong results during the first quarter, with combined field production from the two well pairs averaging approximately 1,780 bbl/d of bitumen. The average ISOR for the pilot in the quarter was 2.1. Since steaming commenced in February 2012, cumulative production from the two well pairs reached approximately 1.2 million bbls of bitumen by March 31, 2014.

With over 75 percent of the first commercial phase capital spent or committed, Pengrowth estimates  total capital costs for the first commercial phase will increase from the initial $590 million estimate to the current estimate of $630 million. The $40 million increase is attributed to $20 million from higher base costs including currency exchange costs, $10 million for project scope changes made to enhance performance, $5 million for increased fuel and weather related costs and $5 million of additional pre-investment in phase two.

Pengrowth still expects the first commercial phase of Lindbergh to be on time, with first steam in the fourth quarter of 2014 and first oil in early 2015. As a result of this increase in capital, Pengrowth is increasing its overall capital spending budget in 2014 by $40 million beyond the previously estimated range of $700 million to $730 million to a new range of $740 million to $770 million.

Non-thermal Oil and Gas

Pengrowth’s significant non-thermal oil and gas portfolio includes a large contiguous land base in the Greater Olds/Garrington area encompassing over 500 gross (250 net) sections of land, with stacked opportunities in the Cardium and Mannville sands as well as in the Mississippian carbonate section. An extensive gathering and processing infrastructure provides an efficient platform for continued development in this area. Pengrowth also controls large oil accumulations in the Swan Hills area of northern Alberta providing ongoing development projects with low decline production and strong cash flow.

During the first quarter of 2014, Pengrowth achieved 100 percent success drilling and completing 28 (15.2 net) wells drilled in the Cardium formation. Based on initial test data and early production results, the Cardium wells appear to be exceeding type curve expectations. Strong production generated by Pengrowth’s 2014 drilling program should support forecast volumes in the second half of 2014.

During the first quarter of 2014, additional development activities were carried out in the Caroline (Ellerslie formation), Garrington (Elkton, Ellerslie, Mannville), Jenner (Glauconite) and Groundbirch areas with 18 (14.4 net) wells being drilled.

Operating Expenses

First quarter 2014 operating expenses of $104 million ($15.39 per boe) represented a decrease of approximately $5 million or five percent compared to the fourth quarter 2013, mainly due to lower general maintenance, processing fees, as well as property divestitures. On a per boe basis, first quarter 2014 operating costs increased $0.05 per boe compared to the fourth quarter 2013 as a result of lower production volumes, particularly natural gas volumes.

Full-year 2014 operating expenses are expected to remain on track with guidance of between $15.20 and $15.80 per boe.

Funds Flow from Operations

First quarter 2014 funds flow from operations of approximately $140 million ($0.27 per share) increased 32 percent compared to the fourth quarter 2013 mainly due to higher natural gas prices during the first three months of 2014. In addition, the narrowing of Western Canadian light and heavy oil differentials during the quarter contributed to stronger oil revenues. Partially offsetting the advantages of increased realized pricing were higher other expenses which included a $20 million provision for environmental clean-up costs, as well as higher royalty expense and lower production in the first quarter.

Adjusted Net Income and Loss

During the first quarter of 2014, Pengrowth reported an adjusted net loss of $2.8 million, a decrease of $34.5 million compared to the fourth quarter 2013 adjusted net loss of $37.3 million. This change is primarily due to a $33.6 million increase in funds flow from operations. In contrast, the first quarter adjusted net loss of $2.8 million increased by $1.7 million compared to the first quarter 2013 adjusted net loss of $1.1 million. This was primarily due to an $8.0 million decrease in funds flow from operations and higher non-cash losses on disposition of properties, partly offset by lower depletion, depreciation and amortization expense.

Financial Flexibility

Pengrowth remains on sound financial footing, with approximately $315 million of cash on hand and an undrawn $1.0 billion committed credit facility as at March 31, 2014. The cash on hand will continue to be used in conjunction with internally generated cash flow, to provide the capital for the completion of the first 12,500 bbl/d commercial phase of Lindbergh. Pengrowth expects to maintain a balanced cash flow profile through 2014, whereby cash outflows, including increased capital spending, will equal cash inflows plus cash on hand.

Pengrowth continues to use hedging to mitigate commodity price risk, foreign exchange risk and power costs and to provide a measure of stability and predictability to cash flows. Pengrowth has 77 percent of its remaining expected 2014 oil production hedged at Cdn$94.51 per barrel and 63 percent of 2015 expected oil production hedged at Cdn$93.97 per barrel. Natural gas hedges account for 59 percent of remaining expected 2014 gas production at Cdn$3.81 per Mcf and 47 percent of 2015 expected production hedged at Cdn$3.85 per Mcf. Pengrowth also hedges portions of its power consumption in order to mitigate volatility in operating expenses. Pengrowth has hedged 78 percent of remaining expected 2014 power consumption at $55.63 per MWh and 69 percent of expected 2015 power consumption at $49.50 per MWh.

Additional details of Pengrowth’s risk management contracts in place for 2014, 2015 and 2016 are outlined in the Management’s Discussion and Analysis and accompanying Notes to the March 31, 2014 unaudited Financial Statements.

Pengrowth’s total long-term debt was approximately $1.7 billion as at March 31, 2014, comprising $1.5 billion of fixed rate term notes and $0.2 billion of convertible debentures.

Outlook

Pengrowth has engaged GLJ Petroleum Consultants Ltd. to provide an independent Lindbergh reserves and contingent resource update prior to Pengrowth’s annual meeting on June 24, 2014.  Pengrowth’s internal estimates suggest that this update will allow it to reclassify a significant portion of contingent resources to total proved and total 2P reserves, in the range of 70 million to 90 million bbls, at Lindbergh. This positive reclassification is primarily the result of additional delineation drilling which took place earlier this year and the larger development area associated with the Environmental Impact Assessment application submitted in December 2013 to expand the thermal project to 30,000 bbl/d.

Pengrowth’s transition to becoming a sustainable, low decline, dividend paying, higher cash flowing energy producer remains on track. In 2014, the primary objectives will continue to be to maintain Pengrowth’s dividend at the current level of four cents per share per month, while continuing to execute on the commercial development of the Lindbergh thermal project, ensuring Lindbergh is on time and on target for first steam in the fourth quarter 2014, with first oil production in early 2015. Pengrowth will invest prudently in its non-thermal business, targeting the best oil and liquids opportunities that allow the maximization of funds flow while continuing to be prudent in managing its balance sheet and maintaining financial flexibility.

Pengrowth’s unaudited Financial Statements for the three months ended March 31, 2014 and related Management’s Discussion and Analysis can be viewed on Pengrowth’s website at www.pengrowth.com. They have also been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Conference call:

Pengrowth will conduct a conference call and webcast with investors on Tuesday, May 13, 2014 at 6:30 AM Mountain Time (8:30 AM Eastern Time). Participants should call 1-866-223-7781, ten minutes before the start of the call or can listen in online via the webcast using the link http://www.gowebcasting.com/5462

A replay of the call will be made available until midnight Eastern Time on May 20, 2014 by calling

1-800-408-3053. The passcode is 7430660.

Notice of Annual General Meeting:

Pengrowth’s 2014 annual meeting of shareholders will be held on June 24, 2014 at 3:00 P.M. Mountain Time at the Metropolitan Conference Centre, located at 333 - Fourth Avenue SW, Calgary, Alberta. Pengrowth expects to mail information circulars and proxy forms pertaining to this meeting in late May to shareholders of record as of May 20, 2014.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Cardium light oil, Lindbergh thermal bitumen and Swan Hills light oil projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:

Fred Kerr
Vice President, Investor Relations
Toll free 1-855-336-8814

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Advisories:

Currency:

All amounts are stated in Canadian dollars unless otherwise specified.

Advisory Regarding Production and Reserves Information

All production information herein is based upon Pengrowth’s Company interest (Pengrowth’s working interest share of production plus Pengrowth’s royalty interest, being Pengrowth’s interest in production and payment that is based on the gross production at the wellhead), before royalties. Pengrowth’s internal reserve estimates have been prepared in accordance with COGE Handbook and are effective May 12, 2014.

Caution Regarding Engineering Terms:

When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Initial production results and steam oil ratio

This press release references early production results (IP rates) in various areas and steam oil ratios for the Lindbergh pilot project. These results are not necessarily reflective of long-term production results, production profiles, steam oil ratios or ultimate performance of these wells or the project.

Caution Regarding Forward Looking Information:

In the interest of providing our shareholders and potential investors with information regarding us, including management’s assessment of our future plans and operations, certain statements in this press release are forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to: statements with respect to 2015 and future cash flow growth; expected Lindbergh reserve update and reserve additions; Lindbergh first steam and first production; estimated capital cost of first commercial phase of Lindbergh; full year production guidance; 2014 capital spending; funding of 2014 capital spending and dividends; expected Lindbergh future production and netbacks; decline rate; reserve life and sustaining capital requirements; future growth in cash flow; expected results of 2014 drilling program; use of cash on hand; funding of Lindbergh development; expected cash flow profile; hedges in place; expected 2015 production; 2014 power consumption and Lindbergh proceeding on time.

Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 28, 2014.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional and Non-GAAP Measures

In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), Pengrowth presents additional and non-GAAP measures, Adjusted Net Income (Loss), operating netbacks, adjusted payout ratio and Funds Flow from Operations. These measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These measures are provided, in part, to assist readers in determining Pengrowth’s ability to generate cash from operations. Pengrowth believes these measures are useful in assessing operating performance and liquidity of Pengrowth’s ongoing business on an overall basis.

These measures should be considered in addition to, and not as a substitute for, net income (loss), cash provided by operations and other measures of financial performance and liquidity reported in accordance with IFRS. Further information with respect to these additional and non-GAAP measures can be found in Pengrowth’s most recent management’s discussion and analysis.

Note to US Readers

We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51-101.  These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.

Current SEC reporting requirements permit, but do not require United States oil and gas companies, in their filings with the SEC, to disclose probable and possible reserves, in addition to the required disclosure of proved reserves. The SEC does not permit the inclusion of estimates of contingent resources in reports filed with it by United States companies. Under current SEC requirements, net quantities of reserves are required to be disclosed, which requires disclosure on an after royalties basis and does not include reserves relating to the interests of others. Because we are permitted to prepare our reserves information in accordance with Canadian disclosure requirements, we have included contingent resources, disclosed reserves before the deduction of royalties and interests of others and determined and disclosed our reserves and the estimated future net cash therefrom using forecast prices and costs.  See "Presentation of our Reserve Information" in our most recent Annual Information Form or Form 40-F for more information.

We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States.  We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments).  We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves.  The SEC permits, but does not require, the disclosure of reserves based on forecast prices and costs.